

FOR IMMEDIATE RELEASE

Steel Connect Reports Financial Results for the Second Quarter of Fiscal 2019

Second Quarter Financial Highlights
- Net revenue of $206.2 million increased by 34.1% versus Q2 of fiscal year 2018
- Gross margin of 18.2% improved by 790 basis points versus Q2 of fiscal year 2018
- Operating income of $2.1 million improved by $7.8 million versus Q2 of fiscal year 2018
- Adjusted EBITDA of $16.4 million increased by $11.0 million versus Q2 of fiscal year 2018

WALTHAM, Mass. (March 11, 2019) – Steel Connect, Inc. (the "Company") (NASDAQ: STCN), today announced financial results for its second quarter of fiscal year 2019 ended January 31, 2019. For a full discussion of the results, please see the Company's Form 10-Q filed with the Securities and Exchange Commission ("SEC"), which can be accessed through its Investor Relations website.

Executive Commentary

Warren Lichtenstein, Executive Chairman and Interim Chief Executive Officer of Steel Connect stated, "As evidenced by our financial performance, we continued to make progress in the second quarter. Net revenue grew, gross margins increased, and we were profitable on an operating and Adjusted EBITDA basis. We have also taken steps to enhance our balance sheet and believe the Company is well-positioned and financed in the coming year as a result. Driving efficiencies throughout both of our operating subsidiaries remains one of our key priorities, as we look to enhance our customer value proposition first and foremost, while putting Steel Connect in a strong position to drive long-term shareholder value."

Second Quarter Financial Results Summary

Net Revenue

The Company reported net revenue of $206.2 million for the second quarter ended January 31, 2019, as compared to $153.7 million for the same quarter in the prior year, an increase of $52.5 million or 34.1%. The year-over-year improvement was driven primarily by the increase in revenue associated with the acquisition of IWCO Direct in December 2017.

Revenue in the Direct Marketing segment for the second quarter ended January 31, 2019 was $118.4 million, an increase of $58.9 million compared to $59.5 million for the period ended January 31, 2018. The Company's Supply Chain business reported total revenue of $87.8 million for the three months ended January 31, 2019 compared to $94.2 million for the same period in the prior year. Within the Supply Chain business, net revenue in the Americas region increased by $2.9 million when comparing the fiscal second quarter periods, driven primarily by clients in the computing markets, offset partially by a decrease in revenue from clients in the consumer electronics market. Within the Asia region, net revenue increased by $8.3 million primarily due to



higher revenues from programs in the computing and consumer electronics markets, offset partially by lower revenue from other clients in the consumer electronics industries. Within the Europe region, net revenue declined by $17.4 million, primarily due to a client loss in the consumer electronics industry. Note, the loss of this client did not have a significant negative effect on income from operations. Net revenue for e-Business remained consistent for the comparable three-month periods.

Gross Margin

Gross margin for the second quarter ended January 31, 2019 was 18.2%, as compared to 10.3% for the same period in the prior year, an improvement of 790 basis points.

Gross margin percentage in the Direct Marketing segment for the second quarter ended January 31, 2019 was 24.1%, as compared to 13.9% for the period ended January 31, 2018, an improvement of 1,020 basis points. Gross margin percentage in the Supply Chain business was 10.2% for the second quarter ended January 31, 2019, as compared to 8.0% for the period ended January 31, 2018, an improvement of 220 basis points. Driving the year-over-year increase within the Supply Chain business were higher gross margin percentage in Asia (20.4% vs. 20.2%), in Europe (4.7% vs. 0.3%), and in the e-Business segment (12.6% vs. 10.5%), offset partially by a lower gross margin percentage in the Americas (-10.8% vs. -4.1%).

Operating Expenses

Total operating expenses for the second quarter ended January 31, 2019 were $35.4 million, as compared to $21.5 million in the same period in the prior year, an increase of $13.9 million. The year-over-year increase was primarily related to a $12.7 million gain on the sale of property in the second quarter of fiscal 2018, as compared to $0.1 million in the comparable fiscal 2019 period, as well as a $3.7 million increase in amortization of intangible assets related to the acquisition of IWCO Direct. Selling, general and administrative ("SG&A") expenses for the second quarter ended January 31, 2019 were $27.7 million, as compared to $30.1 million for the second quarter ended January 31, 2018, a year-over-year improvement of $2.4 million or 8.0%.

Operating Income (Loss)

The Company reported operating income of $2.1 million for the second quarter ended January 31, 2019, as compared to an operating loss of $(5.7) million for the same period in the prior year. The $7.8 million year-over-year improvement was primarily related to higher revenue, an improvement in gross margin percentage, and continued cost control measures and efficiencies.

Net Income (Loss)

The Company reported a net loss attributable to common stockholders of $(12.3) million for the second quarter ended January 31, 2019, as compared to net income attributable to common stockholders of $59.5 million in the same period in the prior year. The year-over-year variance was primarily related to an income tax benefit of $73.5 million recorded in the second quarter ended January 31, 2018, as compared to an income tax expense of



$1.4 million during the three months ended January 31, 2019. The income tax benefit in the prior year quarter of $79.9 million is related to a reduction of the Company's valuation allowance associated with the IWCO Direct acquisition, partially offset by income tax expense in certain jurisdictions where the Company operates, using the enacted tax rates in those jurisdictions.

The Company reported a basic and diluted net loss per share attributable to common stockholders of $(0.20) for the three months ended January 31, 2019. This compares to basic and diluted net income per share attributable to common stockholders of $1.02 and $0.78, respectively, in the same period in the prior year.

Liquidity
As of January 31, 2019, the Company held cash and cash equivalents of $92.9 million, as compared to cash and cash equivalents of $92.1 million as of July 31, 2018. As of January 31, 2019, the Company's long-term debt, excluding its current portion, stood at $380.2 million as compared to $383.1 million as of July 31, 2018.

Additionally, as of January 31, 2019, the Company did not have an outstanding balance under its PNC Bank Credit Facility or its Revolving Facility. As of January 31, 2019, the Company had a readily available borrowing capacity under its PNC Bank Credit Facility of $4.6 million and $25.0 million under its Revolving Facility, and the principal amount outstanding on its Term Loan was $386.0 million. The Term Loan was secured in conjunction with the acquisition of IWCO Direct in December 2017.

EBITDA and Adjusted EBITDA
For the three months ended January 31, 2019, the Company reported Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") of $13.2 million, as compared to EBITDA of $0.7 million for the same period in the prior year, a year-over-year improvement of $12.5 million. The Company reported Adjusted EBITDA of $16.4 million for the three months ended January 31, 2019, as compared to Adjusted EBITDA of $5.4 million in the same period in the prior year, an increase of $11.0 million. See EBITDA and Adjusted EBITDA reconciliation included in this release.

Subsequent Events
On February 28, 2019, the Company issued a 7.5% Convertible Note due 2024 (the "Steel Note") in the amount of $14.9 million to SPH Group Holdings LLC. The Steel Note bears interest at the rate of 7.5% per year, payable semi-annually on March 1 and September 1 of each year, beginning on September 1, 2019. The Steel Note will mature on March 1, 2024, unless earlier repurchased by the Company or converted by the holder in accordance with the terms prior to such maturity date.

In March 2014, the Company had entered into an indenture with Wells Fargo Bank, National Association, as trustee relating to the Company's issuance of $100 million of 5.25% Convertible Senior Notes (the "Convertible Notes"). The Convertible Notes matured on March 1, 2019 and the balance due was $65.6 million, including



interest to the March 1, 2019 maturity date. Included in the balance due was a Note held by SPH Group Holdings LLC in the principal amount of $14.9 million. The total balance due on the Convertible Notes was paid in full by the Company, from available cash on hand, including the $14.9 million from the proceeds of the Steel Note issued on February 28, 2019.

Acquisition of IWCO Direct

On December 15, 2017, the Company completed its acquisition of IWCO Direct for total consideration of approximately $469.2 million, net of purchase price adjustments. The Company financed the IWCO Direct acquisition through a combination of cash on hand and proceeds from a $393.0 million term loan from Cerberus Business Finance, LLC. Further information about the transaction can be found in the Company's Form 10-K on file with the SEC.

About Steel Connect, Inc.

Steel Connect, Inc. is a publicly-traded diversified holding company (Nasdaq Global Select Market symbol "STCN") with two wholly-owned subsidiaries ModusLink Corporation and IWCO Direct that have market-leading positions in supply chain management and direct marketing.

ModusLink Corporation provides supply chain business management services to many of the world's great brands across a diverse range of industries, including consumer electronics, telecommunications, computing and storage, software and content, consumer packaged goods, medical devices, retail and luxury goods. With experience and expertise in packaging, kitting and assembly, fulfillment, digital commerce, reverse logistics and supply chain infrastructure for small companies, as well as a global footprint spanning the Americas, Europe and the Asia-Pacific region, the Company's Adaptive Approach to supply chain services helps to drive growth, lower costs, and improve profitability.

IWCO Direct is a leading provider of data-driven marketing solutions that help clients drive response across all marketing channels to create new and more loyal customers. It is one of the largest direct mail production providers in North America, with a full range of services including strategy, creative, and execution for omnichannel marketing campaigns, along with one of the industry's most sophisticated postal logistics strategies for direct mail.

For details on ModusLink Corporation's solutions visit www.moduslink.com, read the company's blog for supply chain professionals, and follow on LinkedIn, Twitter, Facebook, and YouTube.

For details on IWCO Direct visit www.iwco.com, read the company's blog, "SpeakingDIRECT," or follow on LinkedIn and Twitter.

Supplemental Non-GAAP Disclosures EBITDA and Adjusted EBITDA (Unaudited)



In addition to the financial measures prepared in accordance with generally accepted accounting principles, the Company uses EBITDA and Adjusted EBITDA, non-GAAP financial measures, to assess its performance. EBITDA represents earnings before interest income, interest expense, income tax expense, depreciation and amortization of intangible assets. We define Adjusted EBITDA as net income (loss) excluding net charges related to interest income, interest expense, income tax expense, depreciation, amortization of intangible assets, strategic consulting and other related professional fees, executive severance and employee retention, restructuring, non-cash charge related to a fair value step-up to work-in-process inventory, share-based compensation, gain on sale of long-lived assets, impairment of long-lived assets, unrealized foreign exchange (gains) losses, net, other non-operating (gains) losses, net, and (gains) losses on investments in affiliates and impairments.

We believe that providing EBITDA and Adjusted EBITDA to investors is useful, as these measures provide important supplemental information of our performance to investors and permits investors and management to evaluate the operating performance of our core supply chain business. We use EBITDA and Adjusted EBITDA in internal forecasts and models when establishing internal operating budgets, supplementing the financial results and forecasts reported to our Board of Directors, determining a component of incentive compensation for executive officers and other key employees based on operating performance and evaluating short-term and long-term operating trends in our core supply chain business. We believe that EBITDA and Adjusted EBITDA financial measures assist in providing an enhanced understanding of our underlying operational measures to manage our core businesses, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. We believe that these non-GAAP financial adjustments are useful to investors because they allow investors to evaluate the effectiveness of the methodology and information used by management in our financial and operational decision-making.

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered in isolation or as a substitute for financial information provided in accordance with U.S. GAAP. These non-GAAP financial measures may not be computed in the same manner as similarly titled measures used by other companies.

See EBITDA and Adjusted EBITDA reconciliation included in this release.

Steel Connect, ModusLink and IWCO Direct are registered trademarks of Steel Connect, Inc. All other company names and products are trademarks or registered trademarks of their respective companies.

Forward-Looking Statements & Use of Non-GAAP Measures
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this release that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than



statements of historical fact, including without limitation, those with respect to the Company's goals, plans, expectations and strategies set forth herein are forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the Company's ability to execute on its business strategy and to achieve anticipated synergies and benefits from business acquisitions, including any cost reduction plans and the continued and increased demand for and market acceptance of its services, which could negatively affect the Company's ability to meet its revenue, operating income and cost savings targets, maintain and improve its cash position, expand its operations and revenue, lower its costs, improve its gross margins, reach and sustain profitability, reach its long-term objectives and operate optimally; the Company's ability to repay indebtedness; failure to realize expected benefits of restructuring and cost-cutting actions; the Company's ability to preserve and monetize its net operating losses; difficulties integrating technologies, operations and personnel in accordance with the Company's business strategy; client or program losses; demand variability in supply chain management clients to which the Company sells on a purchase order basis rather than pursuant to contracts with minimum purchase requirements; failure to settle disputes and litigation on terms favorable to the Company; risks inherent with conducting international operations; and increased competition and technological changes in the markets in which the Company competes. For a detailed discussion of cautionary statements and risks that may affect the Company's future results of operations and financial results, please refer to the Company's filings with the Securities and Exchange Commission, including, but not limited to, the risk factors in the Company's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. These filings are available on the Company's Investor Relations website under the "SEC Filings" tab.

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

The information provided herein includes certain non-GAAP financial measures. These non-GAAP financial measures are intended to supplement the GAAP financial information by providing additional insight regarding results of operations of the Company. The non-GAAP EBITDA financial measures used by the Company are intended to provide an enhanced understanding of our underlying operational measures to manage the Company's business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Certain items are excluded from these non-GAAP financial measures to provide additional comparability measures from period to period. These non-GAAP financial measures will not be defined in the same manner by all companies and may not be comparable to other companies. These non-GAAP financial measures are reconciled in the accompanying tables to the most directly comparable measures as reported in



accordance with GAAP, and should be viewed in addition to, and not in lieu of, such comparable financial measures.

Investor Relations Contact:
Glenn Wiener, GW Communications
Tel: 212-786-6011
Email: gwiener@GWCco.com

-- Tables to Follow --



Steel Connect, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(in thousands)

	January 31, 2019	July 31, 2018
	(unaudited)	
Assets:		
Cash and cash equivalents	$ 92,899	$ 92,138
Accounts receivable, net	103,359	99,254
Inventories, net	29,431	47,786
Restricted cash	9,308	11,688
Prepaid and other current assets	33,278	13,415
Total current assets	268,275	264,281
Property and equipment, net	100,472	106,632
Goodwill	257,128	254,352
Other intangible assets, net	177,074	192,964
Other assets	8,095	8,821
Total assets	$ 811,044	$ 827,050
Liabilities:		
Accounts payable	$ 84,603	$ 78,212
Accrued expenses	88,338	88,426
Restricted cash	9,308	11,688
Current portion of long-term debt	5,729	5,727
Other current liabilities	39,605	42,029
Convertible Notes payable	48,626	50,274
Total current liabilities	276,209	276,356
Convertible Notes payable	14,831	14,256
Long-term debt, excluding current portion	380,246	383,111
Other long-term liabilities	10,023	10,507
Total liabilities	681,309	684,230
Contingently redeemable preferred stock	35,198	35,192
Stockholders' equity	94,537	107,628
Total liabilities, contingently redeemable preferred stock and stockholders' equity	$ 811,044	$ 827,050



Steel Connect, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(in thousands, except per share data)
(unaudited)

	Three Months Ended January 31,			Six Months Ended January 31,		
	2019	2018	Fav (Unfav)	2019	2018	Fav (Unfav)
Net revenue	$ 206,223	$ 153,738	34.1%	$ 421,356	$ 256,260	64.4%
Cost of revenue	168,680	137,915	(22.3%)	345,613	231,363	(49.4%)
Gross profit	37,543	15,823	137.3%	75,743	24,897	204.2%
	18.2%	10.3%	7.9%	18.0%	9.7%	8.3%
Operating expenses:						
Selling, general and administrative	27,711	30,111	8.0%	54,276	43,015	(26.2%)
Amortization of intangible assets	7,791	4,107	(89.7%)	15,890	4,107	(286.9%)
Gain on sale of property	(85)	(12,692)	(99.3%)	(85)	(12,692)	(99.3%)
Total operating expenses	35,417	21,526	(64.5%)	70,081	34,430	(103.5%)
Operating income (loss)	2,126	(5,703)	137.3%	5,662	(9,533)	159.4%
Other expenses, net	(12,474)	(8,200)	(52.1%)	(22,264)	(8,721)	(155.3%)
Loss before taxes	(10,348)	(13,903)	25.6%	(16,602)	(18,254)	9.1%
Income tax expense (benefit)	1,405	(73,521)	101.9%	2,536	(72,434)	103.5%
Gains on investments in affiliates, net of tax	-	(200)		(20)	(401)	(95.0%)
Net income (loss)	(11,753)	59,818	119.6%	(19,118)	54,581	135.0%
Less: Preferred dividends on redeemable preferred stock	(536)	(270)	(98.5%)	(1,073)	(270)	(297.4%)
Net income (loss) attributable to common stockholders	$ (12,289)	$ 59,548	120.6%	$ (20,191)	$ 54,311	137.2%
Basic net earning (loss) per share attributable to common stockholders:	$ (0.20)	$ 1.02		$ (0.33)	$ 0.96	
Diluted net earning (loss) per share attributable to common stockholders:	$ (0.20)	$ 0.78		$ (0.33)	$ 0.80	
Weighted average common shares used in:						
Basic earnings per share	60,935	58,341		60,974	56,776	
Diluted earnings per share	60,935	79,083		60,974	72,883	



Steel Connect, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations Information by Operating Segment
(in thousands)
(unaudited)

	Three Months Ended January 31,		Six Months Ended January 31,	
	2019	2018	2019	2018
Net revenue:				
Americas	$ 16,709	$ 13,764	$ 34,149	$ 28,603
Asia	44,555	36,290	88,811	79,802
Europe	20,450	37,893	39,971	76,283
Direct marketing	118,447	59,532	246,541	59,532
e-Business	6,062	6,259	11,884	12,040
Total net revenue	$ 206,223	$ 153,738	$ 421,356	$ 256,260
Operating income (loss):				
Americas	$ (3,193)	$ (2,287)	$ (4,019)	$ (4,486)
Asia	5,367	15,723	10,495	19,892
Europe	(1,354)	(3,459)	(2,826)	(6,319)
Direct marketing	6,695	(3,952)	11,462	(3,952)
e-Business	(961)	(1,346)	(2,109)	(2,791)
Total segment operating income	6,554	4,679	13,003	2,344
Corporate-level activity	(4,428)	(10,382)	(7,341)	(11,877)
Total operating income (loss)	$ 2,126	$ (5,703)	$ 5,662	$ (9,533)

NOTE: The fiscal second quarter and six-months ended January 31, 2018 included a $12.7 million gain on the sale of real estate in Asia, which was recorded in operating expense.



Steel Connect, Inc. and Subsidiaries
Reconciliation of Selected Non-GAAP Measures to GAAP Measures
(in thousands)
(unaudited)

Net income (loss) to Adjusted EBITDA[1]

	Three Months Ended January 31,		Six Months Ended January 31,	
	2019	2018	2019	2018
Net income (loss)	$ (11,753)	$ 59,818	$ (19,118)	$ 54,581
Interest income	(172)	(92)	(495)	(256)
Interest expense	10,984	6,575	22,041	8,682
Income tax expense	1,405	(73,521)	2,536	(72,434)
Depreciation	4,918	3,764	10,451	5,656
Amortization of intangible assets	7,791	4,107	15,890	4,107
EBITDA	13,173	651	31,305	336
Strategic consulting and other related professional fees	334	2,493	334	2,602
Executive severance and employee retention	-	133	-	149
Restructuring	-	4	-	41
Non-cash charge related to a fair value step-up to work-in-process inventory	-	6,971	-	6,971
Share-based compensation	(22)	7,105	770	7,397
Gain on sale of long-lived asset	(85)	(12,692)	(85)	(12,692)
Impairment of long-lived assets	432	(101)	432	(91)
Unrealized foreign exchange (gains) losses, net	2,411	736	2,162	1,084
Other non-cash (gains) losses, net	178	281	150	(1,776)
Gains on investments in affiliates and impairments	-	(200)	(20)	(401)
Adjusted EBITDA	$ 16,421	$ 5,381	$ 35,048	$ 3,620

[1] The Company defines Adjusted EBITDA as net income (loss) excluding net charges related to interest income, interest expense, income tax expense, depreciation, amortization of intangible assets, strategic consulting and other related professional fees, executive severance and employee retention, restructuring, non-cash charge related to a fair value step-up to work-in-process inventory, share-based compensation, gain on sale of long-lived assets, impairment of long-lived assets, unrealized foreign exchange (gains) losses, net, other non-operating (gains) losses, net, and (gains) losses on investments in affiliates and impairments.